Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Brookfield Infrastructure Income Fund Inc.

If You Do Not Want to Sell Your Shares at This Time, Please Disregard This Notice. This Is Solely Notification of the Fund’s Tender Offer.

August 26, 2026

Dear Shareholder:

We are writing to inform you of important dates relating to the tender offer by Brookfield Infrastructure Income Fund Inc. (the “Fund”). The Fund generally gives shareholders the opportunity to tender shares for repurchase on a quarterly basis since shares are not generally redeemable for cash or traded on a stock exchange. Shares may be tendered for repurchase during one of the Fund’s quarterly repurchase offers. If you are not interested in tendering any of your shares at this time, please disregard this notice and take no action.

The tender offer period will begin on August 26, 2026, and end on September 24, 2026 (at 5:00 P.M., ET). Tenders of Shares may be withdrawn until September 24, 2026 (5:00 P.M., ET).

Should you wish to tender any of your shares for purchase by the Fund, please complete and return the enclosed Letter of Transmittal by no later than September 24, 2026. If you do not wish to sell your shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of shares must be received by the Fund by mail in good order no later than September 24, 2026.

If you require any assistance, please contact your financial advisor, or alternatively, please reach out to the Brookfield Private Wealth Investor Relations Team by email (privatewealth@brookfield.com) or phone (855-777-8001).

As described in the Fund’s Prospectus, no commission will be payable to the Fund in connection with the Offer; however, Shares tendered within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% of the net asset value of the Shares repurchased by the Fund (“Early Withdrawal Fee”). The Early Withdrawal Fee will be made by reducing the purchase amount for Shares acquired pursuant to the Offer.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or email to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Brookfield Infrastructure Income Fund Inc., using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail — PO Box 219501, Kansas City, MO 64121-9501
Overnight Mail — 801 Pennsylvania Ave., Suite 219501, Kansas City, MO 64105-1407
Email — brookiiai@sscinc.com

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all shareholders. Please plan accordingly.

* Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

Sincerely,

Brookfield Infrastructure Income Fund Inc.

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